Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

		Three months ended March 31,		Years ended December 31,
(Dollars in thousands)		2017		2016		2015		2014		2013		2012

Income before income taxes	A	$88,018		$331,854		$251,765		$246,431		$224,440		$180,132

Interest expense:
Interest on deposits		$16,270		$58,409		$48,863		$48,411		$53,191		$68,305
Interest on other borrowings	C	6,909		31,855		28,072		24,281		26,891		39,200
Total interest expense	B	$23,179		$90,264		$76,935		$72,692		$80,082		$107,505

Dividends on preferred shares (1)	D	$5,977		$23,909		$17,891		$10,498		$13,822		$14,836

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	3.81	x	3.70	x	3.47	x	3.84	x	3.24	x	2.35	x
Excluding deposit interest	(A+C) / (C+D)	7.37	x	6.52	x	6.09	x	7.78	x	6.17	x	4.06	x

(1) The dividends on preferred shares were increased to amounts representing the pre-tax earnings that would be required to cover such dividend requirements.